Delisting Determination, The Nasdaq Stock Market, LLC, October 12, 2023, Capstone Green Energy Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Capstone Green Energy Corporation, effective at the opening of the trading session on October 23, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staff determination on September 26, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on October 5, 2023. The Staff determination to delist the Company securities became final on October 5, 2023.